HERE INVESTMENTS INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2022 AND DECEMBER 31, 2021

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Here Investments Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Here Investments Inc. as of December 31, 2022 and 2021, the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit. In addition, the Company continues to experience negative cash flows from operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/S/ BF Borgers CPA PC (PCAOB ID 5041)
We have served as the Company's auditor since 2023
Lakewood, CO
June 1, 2023

HERE INVESTMENTS INC.
Balance Sheets

	December 31, 2021	December 31, 2022
Assets		
Cash & Cash Equivalents	1,070,461.89	2,294,630.11
Due to Related Party	42,008.40	(459,713.53)
Fixed Assets, Net	318,550.63	-
Investment in Subsidiary	-	177,272.00
Total Assets	**1,431,020.92**	**2,012,188.58**
Liabilities		
Accounts Payable	20,338.40	142,353.82
Safe Liability	1,871,600.00	4,642,400.00
Total Liabilities	**1,891,938.40**	**4,784,753.82**
Equity		
Net Income (loss)	(460,917.48)	(2,311,647.76)
Retained Earnings	-	(460,917.48)
Total Equity	**(460,917.48)**	**(2,772,565.24)**

The accompanying notes are an integral part of these financial statements.

HERE INVESTMENTS INC.
Statements of Operations

	December 31, 2021	December 31, 2022
Revenue		
Revenue - Other	22,357.58	13,569.71
Revenue - Asset Management Fee	-	20,426.42
Revenue - Property Management Fee	-	43,487.09
Revenue - Sourcing Fee	-	1,185,592.16
Total Revenue	**22,357.58**	**1,263,075.38**
Expenses		
General & Administrative Expenses	60,440.80	112,162.87
Marketing & Advertising Expense	79,542.98	785,997.02
Other Expenses	20,369.93	299,981.82
Payroll & Related Expenses	178,164.46	1,765,050.52
Professional Services	144,756.89	611,624.19
Total Expenses	**483,275.06**	**3,574,816.42**
Net Income (loss)	**(460,917.48)**	**(2,311,741.04)**

The accompanying notes are an integral part of these financial statements.

HERE INVESTMENTS INC.
Statement of Changes in Stockholders' equity

Balance as of February 22, 2021 (Inception)	-
Net Income (loss)	(460,917.48)
Balance as of December 31, 2021	**(460,917.48)**
Net Income (loss)	(2,311,647.76)
Balance as of December 31, 2022	**(2,772,565.24)**

The accompanying notes are an integral part of these financial statements.

HERE INVESTMENTS INC.
Statements of Cash Flows

	December 31, 2021	December 31, 2022
Cash Flows From Operating Activities		
Net Loss	(460,917.48)	(2,311,647.76)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Increase) Decrease in related party	(42,008.40)	501,721.93
(Increase) Decrease in accounts payable	20,338.40	122,015.42
Net Cash Used In Operating Activities	**(482,587.48)**	**(1,687,910.41)**
Cash Flows From Investing Activities		
(Increase) Decrease in investments in subsidiary	-	(177,272.00)
(Increase) Decrease in fixed assets	(318,550.63)	318,550.63
Net Cash Used In Investing Activities	**(318,550.63)**	**141,278.63**
Cash Flows From Financing Activities		
Proceeds of issuance of SAFE instruments	1,871,600.00	2,770,800.00
Net Cash Used In Financing Activities	**1,871,600.00**	**2,770,800.00**
Net Change In Cash	**1,070,461.89**	**1,224,168.22**
Cash at Beginning of Period	**-**	**1,070,461.89**
Cash at End of Period	**1,070,461.89**	**2,294,630.11**

The accompanying notes are an integral part of these financial statements.

Here Investments Inc.
Notes to the Financial Statements
For the years ended December 31, 2021 and December 31, 2022

1. Formation and Organization

Here Investments Inc. (“Here”, “The Company”) was incorporated in the State of Delaware on February 22, 2021. Here is a real estate investment platform that allows individual investors to have direct access to quality vacation rental estate investment opportunities and invest in individual vacation rental properties.

The Financial Statements are prepared on a consolidated basis. Here has the following related party relationships:

- Here is the Managing Member of Here Collection LLC
- Here PM is the Property Manager for each of the Series of Here Collection LLC

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”).

Going Concern

The company’s financial statements have been prepared assuming the company will continue as a going concern. The company is newly formed and has not generated revenue from operations. The company will require additional capital until revenue from operations are sufficient to cover operational costs. These matters raise substantial doubt about the company’s ability to continue as a going concern.

During the next 12 months, the company intends to fund operations through member advances and debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and operations, which could harm its business, financial condition and operating results. The company’s accompanying financial statements do not include any adjustments that might result from these uncertainties.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions, including but not limited to: recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where properties reside as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company’s financial condition and the results of its operations.

On January 20, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economic and financial markets of many countries, including the geographical area in which the Company operates. Measures taken by various governments to contain the virus have affected economic activity. Due to the Company's recent formation, the impact on our business and results has not been significant. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health or our stakeholders.

Long-term decreased demand in the travel and rental housing industry would adversely affect our business model. Demand for rental and vacation housing is tied to the broader economy and factors outside the Company's control. Should factors such as COVID-19 pandemic result in continued loss of general economic activity, we would experience a slower growth rate in demand for our products and services.

Segment Reporting

The Company operates and manages its business as one reportable and operating segment, which has been identified based on how the chief operating decision maker manages the business, makes operating decisions, and evaluates operating performance.

Investments in Series

The Company records its investments in the launched Series using the equity method of accounting as it was determined that the Company has the ability to exercise significant influence, but does not have a controlling interest in the launched Series. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the Series as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. Additionally, the Company adjusts its investment for received dividends and distributions

Cash and Cash Equivalents

Cash and cash equivalents consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less. Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses on cash.

As of December 31, 2021 and December 31, 2022, cash and cash equivalents of the company were approximately $1,070,461 and $2,294,630, respectively.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income tax represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit

from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Revenue Recognition

Service Fee:

A portion of the proceeds will be paid to our Managing Member as a service fee. The service fee represents a fee payable in connection with the search and negotiation of the property purchase and coordination of the work needed to prepare the property for rental. Our Managing Member determines this fee and sets the amount between 10-15% of the contractual purchase price of the relevant property acquired by the Series plus 10-15% of the anticipated costs of repairs and furnishings (but not capital expenditures) required to prepare the property for listing and rent.

Asset Management Fees

On a quarterly basis beginning on the first quarter end date following the initial closing date of the issuance of Series Interests, the Series shall pay the Managing Member an asset management fee, payable quarterly in arrears, equal to 0.25% (1% annualized) of Asset Value as of the last day of the immediately preceding quarter.

"Asset Value" at any date means the fair market value of assets in a Series representing the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such assets in an arm's length transaction, determined by the Managing Member in its sole discretion.

Property Management Fees

Pursuant to a property management agreement with the Property Manager, each Series will pay, monthly, a property management fee to the Property Manager, a controlled affiliate of our Managing Member, equal to a percentage (as specified in the Property Management Agreement) of the Gross Receipts received by the Series during the immediately preceding month. We and Here generally seek to set these fees to be comparable to prevailing market rates for the management of vacation rental properties in the relevant geographic area. These fees are expected to range from 25% to 40% of the Gross Receipts of the Series

Rental Revenue

Rental revenue, net of concessions, is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of the resident receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expenses will be recorded within property operating and maintenance expenses in the combined financial statements.

Recent Accounting Standards

In February 2016, the FASB issued ASU 2016-02, *Leases*, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard is effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of our consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments*, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss

impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3. Net Loss Per Share and Net Loss Attributable to Common Stockholders

Basic earnings (loss) per share ("EPS") is the amount of net loss available to each share of common stock outstanding during the reporting period. Diluted EPS is the amount of net loss available to each share of common stock outstanding during the reporting period, adjusted to include the effect of potentially dilutive common stock. Potentially dilutive common stock includes incremental shares issued for stock awards and convertible preferred stock. For periods of net loss, basic and diluted EPS are the same as the assumed exercise of stock awards and the conversion of preferred stock is anti-dilutive.

We calculate EPS using the two-class method. The two-class method allocates net income (loss), that otherwise would have been available to common stockholders, to holders of participating securities. We consider all series of our convertible preferred stock to be participating securities due to their non-cumulative dividend rights. In a period with net income, both earnings and dividends (if any) are allocated to participating securities. In a period with a net loss, only declared dividends (if any) are allocated to participating securities. All participating securities are excluded from basic weighted-average shares of common stock outstanding.

4. Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management's own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2021 and December 31, 2022, the Company's significant financial instruments consist of cash and cash equivalents, interest receivable, real estate debt investments, and current liabilities. With the exception of real estate debt investments, the carrying amount of the Company's financial instruments approximates their fair values due to their short-term nature. The aggregate fair value of our real estate debt investments including PIK interest is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally included a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

5. SAFE Equity Agreement and Equivalents

The Company has entered into a Simple Agreement for Future Equity ("SAFE") with investors to raise capital for its business operations. The SAFE is a financial instrument that provides the investor with the right to obtain shares of the Company's common stock in the future, upon the occurrence of certain trigger events.

The SAFE does not represent an equity interest in the Company, nor does it confer any ownership rights or voting rights to the investor. The SAFE is an agreement to issue shares of common stock to the investor at a future date, subject to the terms and conditions of the agreement.

The Company has evaluated the SAFE and determined that it should be accounted for as a liability, rather than as equity, in accordance with accounting principles generally accepted in the United States. The liability is recognized at the fair value of the consideration received, and is subsequently re-measured at fair value at each reporting period.

As of the balance sheet date, the Company has recognized a liability related to the SAFE in the amount of $1,871,600.00 and $4,642,400 which represents the fair value of the consideration received from the investors as of December 31, 2021 and December 31, 2022. Changes in the fair value of the liability are recognized in the Company's income statement in the period in which they occur.

The SAFE contains certain provisions that may result in an adjustment to the number of shares to be issued or the price per share, in the event of subsequent equity issuances or other events specified in the agreement. These provisions are accounted for in accordance with accounting principles generally accepted in the United States.

The Company has disclosed the terms of the SAFE in the footnotes to its financial statements in accordance with accounting principles generally accepted in the United States. The disclosure includes a description of the trigger events that will result in the issuance of shares, the terms and conditions of the agreement, and the fair value of the liability at the balance sheet date.

6. Related Party Transactions

Each Series of Here Collection LLC entered into, or is expected to enter into, a separate Property Management Agreement with the Company. In performing its duties, the Company will hold cash, pay bills and collect revenues for each of the Series.

The related party balance as of December 31, 2021 was approximately $42,008 owed to the Company and as of December 31, 2022, the related party balance was approximately $459,713 owed to the Series from the Company.

The company also makes investments in each of the Series. The total amount invested at December 31, 2021 and December 31, 2022 were $0 and $177,272, respectively.

7. Commitments and Contingencies

As of the date of the consolidated financial statements, we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

8. Subsequent Events

Management has evaluated subsequent events for potential recognition or disclosure in these consolidated financial statements through May 31, 2023.